UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 1

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QLOGIC CORPORATION

(Names of Subject Company)

QUASAR ACQUISITION CORP.

(Offeror)

CAVIUM, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

747277101

(CUSIP Number of Class of Securities)

Vincent P. Pangrazio, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Cavium, Inc.

2315 N. First Street

San Jose, California 95131

(408) 943-7100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Arthur Chadwick Vice President of Finance & Administration and Chief Financial Officer, Cavium, Inc. 2315 N. First Street San Jose, California 95131 (408) 943-7100	Kenton J. King, Esq. Michael J. Mies, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500	Michael L. Hawkins, Esq. Vice President, General Counsel and Corporate Secretary QLogic Corporation 26650 Aliso Viejo Parkway Aliso Viejo, California 92656 (949) 389-6000	Mark D. Peterson, Esq. Andor Terner, Esq. O’Melveny & Myers LLP 610 Newport Center Drive 17th Floor Newport Beach, California 92660 (949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,380,879,660	$139,054.59***

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $14.89, the average of the high and low sales prices per share of QLogic Corporation (“QLogic”) common stock on July 11, 2016, as reported by Nasdaq, and (ii) 92,738,728, the estimated number of shares of QLogic common stock to be exchanged in the transaction.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the estimated transaction valuation.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,651.36	Filing Party: Cavium, Inc.
Form or Registration No.: Form S-4	Date Filed: July 13, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 13, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Cavium, Inc. (“Cavium”), a Delaware corporation, and Quasar Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Cavium (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of QLogic Corporation (“QLogic”), a Delaware corporation, (a) $11.00 in cash, without interest and less any applicable withholding taxes, and (b) 0.098 shares of Cavium common stock, par value $0.001 per share, plus cash in lieu of any fractional shares of Cavium common stock, without interest and less any applicable withholding taxes (together, the “transaction consideration”) (collectively, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”).

Cavium has filed with the SEC a Registration Statement on Form S-4 on July 13, 2016 and Amendment No. 1 to the Registration Statement on Form S-4 on July 27, 2016 (as amended, the “Registration Statement”), relating to the Offer and sale of shares of Cavium common stock to be issued to holders of shares of QLogic common stock validly tendered into the Offer and not properly withdrawn (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Cavium or the Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 15, 2016, by and among Cavium, the Offeror and QLogic, a copy of which is filed as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About The Offer” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a)	The subject company of the Offer is QLogic Corporation, a Delaware corporation. The address and telephone number of QLogic’s corporate headquarters is 26650 Aliso Viejo Parkway, Aliso Viejo, CA 92656, (949) 389-6000.

(b)	As of July 21, 2016, there were 83,910,148 shares of QLogic common stock, $0.001 par value per share, issued and outstanding.

(c)	The information set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Companies — Cavium” and “The Companies — Offeror” is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference, including the sections of the Prospectus/Offer to Exchange entitled “The Offer and the Merger”

(including “The Offer and the Merger — Accounting Treatment”), “Exchange Offer Procedures,” “Merger Agreement,” “U.S. Federal Income Tax Consequences” and “Comparison of Stockholders’ Rights,” as well as Annex A of the Prospectus/Offer to Exchange, and the information set forth in the Letter of Transmittal is incorporated into this Schedule TO by reference, including the section of the Letter of Transmittal entitled “Instructions Forming Part of the Terms and Conditions of the Offer.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer and the Merger — Background of the Offer and the Merger,” “The Offer and the Merger — Interests of Certain Persons in the Offer and the Merger,” “The Offer and the Merger — Certain Relationships with QLogic,” “The Offer and the Merger — Exclusivity Agreement,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer — Why is Cavium proposing the Offer and the Merger?,” “The Offer and the Merger — Background of the Offer and the Merger,” “The Offer and the Merger — Cavium’s Reasons for the Offer and the Merger,” “The Offer and the Merger — QLogic’s Reasons for the Offer and the Merger; Recommendation of QLogic’s Board of Directors,” “The Offer and the Merger — Plans for QLogic,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and the Merger — Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and the Merger — Certain Relationships with QLogic” is incorporated into this Schedule TO by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and the Merger — Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of Cavium,” “Selected Historical Consolidated Financial Data of QLogic,” “Selected Unaudited Pro Forma Condensed Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Comparative Per Share Data” and “Where to Obtain Additional Information” is incorporated into this Schedule TO by reference.

Item 11. Additional Information.

The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal as of the date hereof is incorporated into this Schedule TO by reference. Cavium will file amendments to the Schedule TO, to the extent required, specifically to include any material information that is filed from the date of the Prospectus/

Offer to Exchange and incorporated by reference therein. Nothing in this document shall be deemed to incorporate information furnished but not filed with the SEC (including information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K and the exhibits related thereto filed under Item 9.01 of Form 8-K) or the contents of Cavium’s and QLogic’s websites.

Item 12. Exhibits.

Exhibit No	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Cavium Inc.’s Registration Statement on Form S-4 filed on July 13, 2016).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Cavium Inc.’s Registration Statement on Form S-4 filed on July 13, 2016).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Cavium Inc.’s Registration Statement on Form S-4 filed on July 13, 2016).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Cavium Inc.’s Registration Statement on Form S-4 filed on July 13, 2016).

(a)(5)(A)	Joint Press Release issued by QLogic Corporation and Cavium, Inc., dated June 15, 2016, announcing entry into the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QLogic Corporation with the SEC on June 15, 2016).

(a)(5)(B)	E-Mail from Jean Hu and Chris King to All Employees, dated June 15, 2016 (incorporated by reference to QLogic Corporation’s filing pursuant to Rule 425 on June 15, 2016).

(a)(5)(C)	Slide presentation entitled “Cavium to acquire QLogic,” dated June 15, 2016 (incorporated by reference to QLogic Corporation’s filing pursuant to Rule 425 on June 17, 2016).

(a)(5)(D)	Transcript of Investor Call on June 15, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Cavium, Inc. with the SEC on June 20, 2016).

(a)(5)(E)	Communication to Certain Customers starting July 1, 2016 (incorporated by reference to Cavium, Inc.’s filing pursuant to Rule 425 on July 1, 2016).

(a)(5)(F)	Press Release issued by Cavium, Inc., dated July 13, 2016, announcing commencement of the exchange offer (incorporated by reference to Exhibit (a)(5)(F) to Cavium’s Tender Offer Statement on Schedule TO filed on July 13, 2016).

(b)(1)	Commitment Letter, dated June 15, 2016, between JPMorgan Chase Bank, N.A. and Cavium, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cavium, Inc. with the SEC on June 15, 2016).

(d)(1)	Agreement and Plan of Merger, dated as of June 15, 2016, by and among Cavium, Inc., Quasar Acquisition Corp. and QLogic Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QLogic Corporation with the SEC on June 15, 2016). Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

(d)(2)	Mutual Confidentiality Agreement, dated April 19, 2016, by and between QLogic Corporation and Cavium, Inc. (incorporated by reference to Exhibit (d)(2) to Cavium’s Tender Offer Statement on Schedule TO filed on July 13, 2016).

Exhibit No	Description

(d)(3)	Exclusivity Agreement, dated May 27, 2016, by and between Cavium, Inc. and QLogic Corporation (incorporated by reference to Exhibit (d)(3) to Cavium’s Tender Offer Statement on Schedule TO filed July 13, 2016).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2016

QUASAR ACQUISITION CORP

By:	/s/ Vincent P. Pangrazio
Name: Vincent P. Pangrazio
Title: President

CAVIUM, INC.

By:	/s/ Arthur D. Chadwick
Name: Arthur D. Chadwick
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Cavium Inc.’s Registration Statement on Form S-4 filed on July 13, 2016).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Cavium Inc.’s Registration Statement on Form S-4 filed on July 13, 2016).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Cavium Inc.’s Registration Statement on Form S-4 filed on July 13, 2016).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Cavium Inc.’s Registration Statement on Form S-4 filed on July 13, 2016).

(a)(5)(A)	Joint Press Release issued by QLogic Corporation and Cavium, Inc., dated June 15, 2016, announcing entry into the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QLogic Corporation with the SEC on June 15, 2016).

(a)(5)(B)	E-Mail from Jean Hu and Chris King to All Employees, dated June 15, 2016 (incorporated by reference to QLogic Corporation’s filing pursuant to Rule 425 on June 15, 2016).

(a)(5)(C)	Slide presentation entitled “Cavium to acquire QLogic,” dated June 15, 2016 (incorporated by reference to QLogic Corporation’s filing pursuant to Rule 425 on June 17, 2016).

(a)(5)(D)	Transcript of Investor Call on June 15, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Cavium, Inc. with the SEC on June 20, 2016).

(a)(5)(E)	Communication to Certain Customers starting July 1, 2016 (incorporated by reference to Cavium, Inc.’s filing pursuant to Rule 425 on July 1, 2016).

(a)(5)(F)	Press Release issued by Cavium, Inc., dated July 13, 2016, announcing commencement of the exchange offer (incorporated by reference to Exhibit (a)(5)(F) to Cavium’s Tender Offer Statement on Schedule TO filed on July 13, 2016).

(b)(1)	Commitment Letter, dated June 15, 2016, between JPMorgan Chase Bank, N.A. and Cavium, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cavium, Inc. with the SEC on June 15, 2016).

(d)(1)	Agreement and Plan of Merger, dated as of June 15, 2016, by and among Cavium, Inc., Quasar Acquisition Corp. and QLogic Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QLogic Corporation with the SEC on June 15, 2016). Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

(d)(2)	Mutual Confidentiality Agreement, dated April 19, 2016, by and between QLogic Corporation and Cavium, Inc. (incorporated by reference to Exhibit (d)(2) to Cavium’s Tender Offer Statement on Schedule TO filed on July 13, 2016).

(d)(3)	Exclusivity Agreement, dated May 27, 2016, by and between Cavium, Inc. and QLogic Corporation (incorporated by reference to Exhibit (d)(3) to Cavium’s Tender Offer Statement on Schedule TO filed July 13, 2016).